UBS SECURITIES LLC

1285 Avenue Of The Americas

New York, NY 10019

March 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Peridot Acquisition Corp. II
Registration Statement on Form S-1
Filed January 29, 2021, as amended
File No. 333-252583

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Peridot Acquisition Corp. II that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Monday, March 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 763 copies of the preliminary prospectus dated March 1, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald

Name:	Thomas Schadewald
Title:	Director

By:	/s/ Tyler Nash

Name:	Tyler Nash
Title:	Associate Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale
Title:	Authorized Signatory

As representative of the underwriters